SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                                                 Commission File Number: 0-27042

                          NOTIFICATION OF LATE FILING

         (Check One): [x] Form 10-K [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For period ended:  DECEMBER 31, 1997
                  -------------------------------

[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above; identify the item(s) to which the notification relates:________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant ALPHANET SOLUTIONS, INC.
                        -------------------------------------------

Former name if applicable
                           ----------------------------------------

Address of principal executive office (Street and number)

                  7 RIDGEDALE AVENUE
------------------------------------------------------------

City, State and Zip Code  CEDAR KNOLLS, NEW JERSEY 07927
                          ----------------------------------

                                    PART II
                            RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]   (a)   The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 20-F, 11-K or Form N=SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III
NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).


                  AlphaNet Solutions, Inc. (the "Company") is unable to timely file its Annual Report on Form 10-K for the Year Ended December 31, 1997 (the "Form 10-K") without unreasonable effort or expense because of the turnover in the Company's Chief Financial Officer position. The Form 10-K is currently being prepared and will be filed no later than the fifteenth calendar day following the March 31, 1998 due date of the Form 10-K.

                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

GARY T. GANN, ESQ.               (973)   267-0088
---------------------------------------------------------
    (Name)                   (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been file? If the answer is no, indentify report(s).

                                                                [X] Yes   [ ] No

         (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

         If so: attach explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Please see Exhibit A attached hereto and forming a part hereof.\

           ALPHANET SOLUTIONS, INC.
--------------------------------------------
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1998                By: /s/ STAN GANG
                                         -------------------------------------
                                         Name: Stan Gang
                                         Title: Chairman of the Board, President
                                                and Chief Executive Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

EXHIBIT A

PART IV
OTHER INFORMATION

         (3) For the fiscal year ended December 31, 1997, the Company expects to report that it had net sales of approximately $191.4 million, an increase of $71.8 million from net sales of approximately $119.6 million in the prior year. The Company also expects to report that, in 1997, it had net income of approximately $5.4 million, an increase of approximately $1.5 million from net income of approximately $3.9 million in the prior year. Diluted earnings per share for 1997 is expected to be not less thatn $0.91 per share compared to diluted earnings per share of $0.82 for the prior year. The Company believes that the increase in sales, net income and diluted earnings per share resulted primarily from the Company's August 1997 acquisition of certain assets and liabilities of the Lande Group, Inc. and increased demand for the Company's services and support offerings, particularly its network consulting services, due to an increase in the number and size of customer projects.